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                              EXHIBIT 1 TO FORM CB

               REVISED OFFER BY ESCALON MEDICAL CORP. ("ESCALON")
                    FOR ALL THE OUTSTANDING SHARE CAPITAL OF
                       DREW SCIENTIFIC GROUP PLC ("DREW")

                            CLOSING OF REVISED OFFER

On 8 September 2004 Atlantic Law, on behalf of Escalon, announced that the revised Offer for all of the issued Drew Shares was extended to 1.00pm on Wednesday, 22 September 2004, to allow for Drew Shareholders to accept the revised Offer.

Atlantic Law announces that, as at 1.00 p.m. on Wednesday, 22 September 2004, acceptances of the revised Offer valid in all respects have been received in respect of 83,432,601 Drew Shares, representing approximately 93.72 per cent. of the existing issued ordinary share capital of Drew.

Atlantic Law announces that the revised Offer has now closed. Pursuant to the terms of the revised Offer, Escalon now intends to use the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any remaining Drew Shares. Escalon intends to post Form 429(4) notices to non-assenting Drew Shareholders in accordance with the Companies Act shortly.

Neither Escalon nor any person acting, or deemed to be acting, in concert with Escalon, held any ordinary shares of Drew before the Offer Period or has acquired or agreed to acquire any such shares during the course of the Offer Period, other than through the acceptance of the Original Offer and the revised Offer as described above. None of the acceptances relate to persons acting in concert with Escalon.

The Escalon Directors accept responsibility for the information contained in this announcement, which is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions used in the revised Offer Document dated 1 July 2004 apply to this announcement unless the context otherwise requires.

ENQUIRIES: ATLANTIC LAW
TELEPHONE: 0207 616 2888


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